UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    TiVo Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    888706108
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

                               The Seminole Funds
   Paul C. Shiverick and Michael G. Messner, Principals and Reporting Persons
                        150 East 52nd Street, 29th Floor
                               New York, NY 10022
                              (Identity of Filers)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 888706108                                            Page 2 of 7 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Paul C. Shiverick

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     -0-
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     -0-
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               -0-
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               0.0%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 888706108                                            Page 3 of 7 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Michael G. Messner

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b)  X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     -0-
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     -0-
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               -0-
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               0.0%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a):        Name of Issuer:

                  TiVo Inc. (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  2160 Gold Street, P.O. Box 2160
                  Alviso, CA 95002

Items 2(a)        Name of Person Filing; Address of Principal Business Office
and 2(b):
                  This statement is filed by and on behalf of Messrs. Paul C.
                  Shiverick and Michael G. Messner, in their capacities as (i) principals of Seminole Management Co., Inc. ("Seminole"), which acts as investment manager to two offshore investment funds (the "Funds") and two institutional managed accounts
                  (the "Managed Accounts"), (ii) principals of Seminole Capital
                  Management LLC ("Seminole Capital"), which acts as general partner to a private investment partnership (the "Small Cap
                  Partnership"), and (iii) general partners to two private investment partnerships (together with the Small Cap
                  Partnership, the "Partnerships"). The principal business address of each reporting person is 150 East 52nd Street, 29th
                  Fl., New York, NY 10022.

Item 2(c):        Citizenship:

                  Messrs. Shiverick and Messner are United States citizens.

Item 2(d):        Title of Class of Securities:

                  Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e):        CUSIP Number:

                  888706108

Item 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the Act
                     (15 U.S.C. 78o).

             (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                     78c).

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under Section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with ss.
                     240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1 (b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1 (b)(1)(ii)(G).

             (h) [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance with ss. 240.13d-1 (b)(1)(ii)(J).


Item 4:           Ownership:

                  The following states the beneficial ownership of the reporting persons as of December 31, 2004. This report relates to the same shares of Common Stock which may be deemed to be owned
                  (i) directly (in the aggregate) by the Funds, the Managed Accounts, and the Partnerships, none of which individually beneficially own more than 5% of the class; and (ii) indirectly by Messrs. Shiverick and Messner, who, as principals of Seminole and Seminole Capital, and as general partners of one or more of the Partnerships, share the power to direct the vote or disposition of such securities.

                         A.  Mr. Shiverick.
                           (a)  Amount beneficially owned: -0-

                           (b)  Percent of class: 0.0%.

                           (c)  Number of shares as to which such person has:

                                    (i)      Sole power to vote or direct the
                                             vote: -0-
                                    (ii)     Shared power to vote or direct the
                                             vote: -0-
                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-
                                    (iv)     Shared power to dispose or direct
                                             the disposition: -0-

                         B.  Mr. Messner.
                           (a)  Amount beneficially owned: -0-

                           (b)  Percent of class: 0.0%.

                           (c)  Number of shares as to which such person has:

                                    (i)      Sole power to vote or direct the
                                             vote: -0-
                                    (ii)     Shared power to vote or direct the
                                             vote: -0-
                                    (iii)    Sole power to dispose or direct the
                                             disposition: -0-
                                    (iv)     Shared power to dispose or direct
                                             the disposition: -0-

Item 5:           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not Applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9:           Notice of Dissolution of Group:

                  Not Applicable.

Item 10:          Certification:

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2005

                                       /s/ Paul C. Shiverick
                                       ----------------------------------
                                                Paul C. Shiverick


                                       /s/ Michael G. Messner
                                       ----------------------------------
                                                Michael G. Messner

                             JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 9, 2005.

                                       /s/ Paul C. Shiverick
                                       ----------------------------------
                                                Paul C. Shiverick


                                       /s/ Michael G. Messner
                                       ----------------------------------
                                                Michael G. Messner